FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/20/2023

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing location of new steel slab mill.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: June 20, 2023

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Location of New Steel Slab Mill

Luxembourg, June 20, 2023 – Ternium S.A. (NYSE: TX) today announced that its new steel slab mill, which the company previously disclosed in February 2023, will be built at and integrated into the company’s existing downstream facility in Pesquería, Nuevo León, Mexico following an extensive review of location candidates. Ternium expects construction to begin in December 2023, with the start of operations anticipated to occur during the first half of 2026.

The new state-of-the-art facility will complement the company’s new hot rolling mill in Pesquería, which began operations in mid-2021, as well as its downstream project at the same site, which is currently under construction. It will also be equipped with the latest technologies to accelerate Ternium's ongoing commitment to sustainability, including carbon capture capabilities and readiness to switch from natural gas to hydrogen use for DRI production. In addition, all water utilized in the new facility’s production process will be sourced from wastewater treated for industrial use.

"We are thrilled to announce the selection of Pesquería, Nuevo León, as the official location for our new upstream production capacity project," said Máximo Vedoya, Ternium's CEO. "This decision is a significant milestone for our company as we continue to integrate our downstream manufacturing capabilities to serve all our customers in Mexico while solidifying our position as a leading player in the USMCA region.”

Mr. Vedoya continued: “The value chain in Mexico is rapidly addressing and responding to the growth opportunities presented by the nearshoring of manufacturing capacity. We are confident that the skilled workforce and supportive business environment in the country will enable us to achieve our ambitious goals. We look forward to working with the government, communities, and other stakeholders to continue fostering economic growth, job opportunities, and the region’s prosperity.”

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.